January 21, 2011

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-4720

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Joel Parker, Accounting Branch Chief
Vanessa Robertson, Staff Accountant

Re:	Novavax, Inc. Comment Letter Dated December 21, 2010
(File No. 000-26770)

Ladies and Gentlemen:

On behalf of Novavax, Inc., a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated December 21, 2010 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K, File No. 000-26770, filed on March 16, 2010 (the “2009 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the response of the Company.

Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 30

1.
We believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/ corpfin/cfcrq032001.htm. Please revise your MD&A to disclose the following information for each of your major research and development projects.

January 21, 2011
Securities and Exchange Commission

•	The current status of the project;
•	The costs incurred during each period presented and to date on each project;
•	The nature, timing and estimated costs of the efforts necessary to complete each project;
•      The anticipated completion dates of each project;
•
The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if each project is not completed timely; and finally

•	The period in which material net cash inflows from significant projects are expected to commence for each project.

If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

In response to the Staff’s comment and request, the Company considered the Staff’s questions and the factors set forth in the Division of Corporation Finance update referenced above. Based on this analysis, and in an effort to further improve its disclosure, to address the historical and estimated future expenses associated with its major research and development projects, the Company proposes the following disclosure (prepared as an example for illustrative purposes) in its MD&A discussion for its Annual Report on Form 10-K for the year ended December 31, 2010:

“Research and development expenses were $x.x million for the year ended December 31, 2010 as compared to $25.8 million for the year ended December 31, 2009. The increase of $x.x million of research and development expenses is a result of $x.x million higher clinical trial costs associated with our seasonal and pandemic influenza and RSV programs, $x.x million of increased salaries and wages associated with vaccine manufacturing and $x.x million of higher material costs for our new vaccine development programs.

“Research and development expenses were $25.8 million for 2009 as compared to $24.3 million in 2008. The increase of $1.5 million in clinical trial costs was related solely to our H1N1 clinical trial and seasonal influenza vaccine candidates. Our expenses related to the manufacturing and new vaccine development programs remained essentially unchanged from 2008.

January 21, 2011
Securities and Exchange Commission

“We track our research and development expenditures by the type of costs incurred in identifying, developing, manufacturing and testing vaccine candidates. We evaluate and prioritize our activities according to functional area and therefore believe that project-by-project information would not form a reasonable basis for disclosure to our investors. These expenses consist primarily of salaries and related expenses for personnel, costs associated with contract research and manufacturing organizations, manufacturing supplies and outside animal and pre-clinical testing. At December 31, 2010, we had 76 employees dedicated to our research and development programs. We do not account for internal research and development costs by project, since our employees work time is spread across multiple programs and our internal manufacturing clean-room facility produces multiple vaccine candidates.

“A summary of our significant research and development programs and each program’s status of development as of December 31, 2010 follows:

Program	Development Phase

Pandemic Influenza	Phase II
Seasonal Influenza	Phase II
Respiratory Syncitial Virus (RSV)	Pre-clinical
Varicella Zoster Virus (VZV)	Pre-clinical

“We do not provide forward-looking estimates of costs and time to complete our research programs due to the many uncertainties associated with vaccine development. As we obtain data from pre-clinical and clinical studies, we may elect to discontinue or delay trials in order to focus our resources on more promising vaccine candidates. Completion of trials may take several years or more, but the length of time can vary substantially depending upon the phase, size of trial, primary and secondary endpoints and the intended use of the candidate. The cost of clinical trials may vary significantly over the life of a project as a result of a variety of factors, including:

•	the number of patients who participate in the trials;
•	the number of sites included in the trials;
•	if trial locations are domestic, international or both;
•	the time to enroll patients;
•	the duration of treatment and follow-up;
•	the safety and efficacy profile of the vaccine candidate; and
•	the cost and timing of, and the ability to secure, regulatory approvals.

“As a result of these uncertainties, we are unable to determine with any significant degree of certainty the duration and completion costs of our research and development projects or when, and to what extent, we will generate future cash flows from our research projects.”

January 21, 2011
Securities and Exchange Commission

Notes to Consolidated Financial Statements

Note 7 – Sales of Common Stock, page F-16

2.
On July 31, 2008 you completed a registered offering of common stock and warrants. You classified the warrants within stockholders’ equity. If sold in a registered offering, warrants should be classified as a liability since the company is either explicitly or implicitly obligated to deliver registered shares upon exercise and settlement of the warrant unless terms in the warrant agreement provide for settlement in unregistered shares. Tell us why under GAAP the warrants are not required to be classified as liabilities with changes in fair value recognized in the statement of operations.

In response to the Staff’s comment and request, the Company analyzed its classification of the warrants sold in its July 31, 2008 offering (“Warrants”) in light of applicable accounting guidance and, based on its analysis, acknowledges that the Warrants should have been classified as liabilities in its financial statements. As noted in the Staff’s comment above, the Company completed the registered direct offering of 6,686,650 units, raising approximately $17.5 million in net proceeds. Each unit consisted of one share of common stock and a Warrant to purchase 0.5 shares of common stock. The Company’s current financial management group (including its Chief Financial Officer, Executive Director of Finance and Accounting Manager) was hired after this transaction and the initial accounting determination related to the treatment of these securities. The Company has concluded that management’s decision to utilize equity treatment for the Warrants was likely based on the fact the units were issued pursuant to a shelf registration with ample shares under such registration to cover exercise of the Warrants. However, the Company acknowledges the applicability of the FASB accounting standards described in ASC 815-40 (previously EITF 00-19). Because the Company’s Warrant agreements do not explicitly preclude net cash settlement in the event registered shares are not available to satisfy exercise of the Warrants, the Company has concluded that liability treatment is appropriate.

In conjunction with its review of the classification of the Warrants, the Company conducted a review of the impact of reclassification on its financial statements. It believes the impact of adjusting to appropriate accounting treatment for these Warrants would not be material to investors and, therefore, does not intend to restate its previously filed financial statements (those for the years ended December 31, 2008 and 2009, and each interim period, including through September 30, 2010). The Company proposes to disclose the classification error and to correct this classification and accounting treatment in its consolidated financial statements for the year ended December 31, 2010. Additionally, the unaudited quarterly financial information footnote would be revised to reflect the impact of marking the Warrant liability to fair value for each interim period during the year ended December 31, 2010.

January 21, 2011
Securities and Exchange Commission

Computation of Warrant Fair Value

The Company computed liability for the Warrants using the Black-Scholes Option Pricing Model to determine fair value. The significant inputs and assumptions used to determine the fair value of the Warrants at each reporting period included: the exercise price of the Warrants ($3.62 per share), the closing price of the Company’s common stock at the end of each reporting period, an applicable discount (risk-free) rate based on the remaining life of the Warrants, volatility determined based upon historical prices of its common stock, and the remaining term of the Warrants. Table 1 illustrates the significant assumptions used, the Black-Scholes model computed fair value at each reporting period and the change in fair value from period to period.

Table 1

Data Assumptions and Determination of Fair Value of Warrants

	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Closing Stock Price	$2.90	$1.89	$1.02	$3.28	$3.96	$2.66	$2.31	$2.17	$2.19
Discount (risk-free) rate	2.98%	1.55%	1.67%	2.54%	1.45%	1.70%	1.60%	1.00%	0.64%
Volatility	67.54%	71.37%	78.92%	83.17%	81.91%	81.36%	81.79%	83.92%	86.31%
Term	4.83 years	4.58 years	4.33 years	4.08 years	3.83 years	3.58 years	3.33 years	3.08 years	2.83 years
Fair value per share	$1.52	$0.80	$0.34	$1.97	$2.40	$1.34	$1.05	$0.93	$0.92
Aggregate fair value of Warrants (in thousands)	$5,082	$2,675	$1,137	$6,586	$8,024	$4,480	$3,510	$3,109	$3,076
Change in fair value of Warrants (in thousands)	$936*	$(2,407)	$(1,538)	$5,449	$1,438	$(3,544)	$(970)	$(401)	$(33)

*The change in the fair value in Q3 2008 represents the change in fair value of the Warrants from the date of issuance (approximately $4.1 million).

January 21, 2011
Securities and Exchange Commission

Impact of Warrants as Liability

Table 2 details the impact of recording the Warrants as a liability on net loss and loss per share, and stockholders’ equity for fiscal years 2008 and 2009 and for the first nine months of fiscal year 2010 (quarterly numbers are also presented beginning Q3 2008, the quarter in which the Warrants were issued).

Table 2

Impact on 2008 and 2009 Financial Statements (in thousands except per share amounts)

	Q3 2008	Q4 2008	Fiscal 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Fiscal 2009
Net loss (reported)	$(7,842)	$(11,080)	$(36,049)	$(8,349)	$(8,540)	$(7,530)	$(13,955)	$(38,374)
Net loss (adjusted)	$(8,778)	$(8,673)	$(34,578)	$(6,811)	$(13,989)	$(8,968)	$(10,411)	$(40,179)
Impact on net loss (increase) decrease	$(936)	$2,407	$1,471	$1,538	$(5,449)	$(1,438)	$3,544	$(1,805)
Percent (increase) decrease to net loss	(11.9%)	21.7%	4.1%	18.4%	(63.8%)	(19.1%)	25.4%	(4.7%)
Loss per share (reported)	$(0.12)	$(0.15)	$(0.53)	$(0.12)	$(0.10)	$(0.08)	$(0.15)	$(0.45)
Loss per share (adjusted)	$(0.13)	$(0.13)	$(0.51)	$(0.10)	$(0.16)	$(0.10)	$(0.11)	$(0.47)
Stockholders’ equity (reported)	$56,132	$45,489	$45,489	$37,794	$59,721	$67,017	$74,465	$74,465
Stockholders’ equity (adjusted)	$51,050	$42,814	$42,814	$36,657	$53,135	$58,993	$69,985	$69,985
Percent impact to stockholders’ equity	(9.1%)	(5.9%)	(5.9%)	(3.0%)	(11.0%)	(12.0%)	(6.0%)	(6.0%)

Table 2 (continued)

Impact to 2010 Financial Statements (in thousands except per share amounts)

	Q1 2010	Q2 2010	Q3 2010	YTD 9/30/10
Net loss (reported)	$(11,412)	$(9,426)	$(10,335)	$(31,194)
Net loss (adjusted)	$(10,442)	$(9,025)	$(10,302)	$(29,790)
Impact on net loss (increase) decrease	$970	$401	$33	$1,404
Percent (increase) decrease to net loss	8.5%	4.3%	0.3%	4.5%
Loss per share (reported)	$(0.11)	$(0.09)	$(0.10)	$(0.30)
Loss per share (adjusted)	$(0.10)	$(0.09)	$(0.10)	$(0.29)
Stockholders’ equity (reported)	$63,139	$57,523	$66,993	$66,993
Stockholders’ equity (adjusted)	$59,629	$54,414	$63,917	$63,917
Percentage impact to stockholders’ equity	(5.6%)	(5.4%)	(4.6%)	(4.6%)

January 21, 2011
Securities and Exchange Commission

Quantitative Determination of Material Impact

The Company has looked at the quantitative impact of the Warrant liability for each annual reporting period following issuance of the Warrants. In doing so, the Company does not believe that the reclassification of Warrants to a liability and the related marking to fair value of the Warrants at the end of each reporting period would be material to its financial statements. The Company also does not believe that the impact of such accounting is material to its investors.

For the year ended December 31, 2008, the change in the fair value of the Warrant liability was a decrease of approximately $1.5 million which would have reduced the Company’s net loss for the year from $36.1 million to $34.6 million, or 4.1%. The reduction to stockholders’ equity was approximately $2.7 million or 5.9% of reported stockholders’ equity of $45.5 million. The Company considered the impact of making this adjustment in the previously filed financial statement on the Company’s compliance with debt and leasing agreements, other contractual arrangements and compliance with the NASDAQ listing requirements. It has concluded that such adjustments would not impact compliance with any such agreements, nor does it impact compliance with the NASDAQ listing requirements.

For the year ended December 31, 2009, the change in the fair value of the Warrant liability was an increase of approximately $1.8 million which would have increased the Company’s net loss for the year from $38.4 million to $40.2 million, or 4.7%. The reduction to stockholders’ equity was approximately $4.5 million or 6.0% of reported stockholders’ equity of $74.5 million. Similar to 2008, the Company considered the impact of recording such adjustment on its compliance with debt and leasing arrangements, other contractual agreements and compliance with our NASDAQ listing requirement and concluded that there is no impact.

Although the Company is still in the process of closing its financial records for the year ended December 31, 2010, it believes that it is nevertheless useful to assess the impact for the nine-month period ended September 30, 2010. During this period, the change in the fair value of the Warrant liability was a decrease of approximately $1.4 million which would have reduced the Company’s net loss for the nine-month period from $31.2 million to $29.8 million, or 4.5%. The reduction to stockholders’ equity was approximately $3.1 million or 4.6% of reported stockholders’ equity of $67.0 million.

Qualitative Determination of Material Impact

As discussed in Staff Accounting Bulletin 99 Materiality (“SAB 99”), a quantitative threshold (i.e., a percentage impact) provides a preliminary assessment of whether a misstatement is material to the related financial statements. A full analysis of relevant considerations including qualitative factors should also be considered in determining whether there was or was not a material impact. The Company has identified factors it considers relevant for a reasonable investor to determine whether its misstatement is material to its financial statements.

January 21, 2011
Securities and Exchange Commission

In considering whether an item is relevant to investors, Statement of Financial Accounting Concepts No. 2 - Qualitative Characteristics of Accounting Information states:

“To be relevant to investors, creditors, and others for investment, credit, and similar decisions, accounting information must be capable of making a difference in a decision by helping users to perform predictions about the outcomes of past, present and future events or to confirm or correct expectations.”

The Company is a biopharmaceutical company investigating and developing human vaccines for treatment of certain diseases. The Company, like the majority of early-stage research companies that have no revenue stream, believes that one of the most important financial factors for its investors and analysts to measure is the rate of cash burn and future liquidity of the company. The importance of biotechnology or biopharmaceutical companies’ cash flow statements outweighs their income statements due to such companies’ many non-cash items (e.g., ASC 718, depreciation and amortization, change in market value of derivative instruments). When assessing the financial health of a biotechnology or biopharmaceutical company, qualitative measurements that are important to investors are:

•	cash used in operations;
•	cash and marketable securities;
•	months/quarters/years cash will support operations;
•	current ratio;
•	loss from operations;
•	long-term debt obligations;
•	stage of development (e.g., pre-clinical, Phase I, Phase II or Phase III) of programs; and
•	potential for a collaboration with a larger company.

SAB 99 further indicates that certain qualitative considerations may well render material a relatively small quantitative misstatement of a financial statement. In this case, the Company does not believe that its treatment of the Warrants as a liability has any such impact. In making this assessment, the Company considered whether its misstatement:

•	affects loan covenants or other contractual agreements;
•	effects management’s compensation;
•	involves concealment of an unlawful transaction; or
•	changes a loss into income.

The answer to all of these questions is an unqualified no.

January 21, 2011
Securities and Exchange Commission

An additional factor the Company considered is where the Warrant liability treatment would appear in its financial statements. The reclassification of Warrants from the Stockholders’ Equity to the Liability section of the balance sheet does not materially effect cash flow, a key measurement for the Company’s investors. Moreover, the change in the market value of derivative instruments is recorded below the Loss from Operations line and is presented in the Other Income and Expense area of the income statement, an area that the Company believes is not a significant focus of its investors. Finally, while it acknowledges that accounting literature contemplates classification of the Warrants as a liability, the Company believes that its Warrant holders and its investors are much more likely to consider Warrants to acquire shares of common stock as an equity interest.

Based upon its qualitative review, the Company has concluded that the impact of classifying the Warrants as liabilities is immaterial.

Impact to Quarterly Interim Reports

Although the Company determined that the impact of liability accounting for the Warrants to its annual reports was neither quantitatively nor qualitatively material, the Company notes that the percentage impact to net loss in several interim three month periods (as described in Table 2 above) represents a greater than 5% change. The Company attributes these higher percentages to the Black-Scholes model used for determining fair value of the Warrants, which is significantly impacted by fluctuation in the Company’s stock price. During certain of the interim periods, there was significant volatility in the Company’s stock price caused by factors largely outside the control of the Company. The impact of these events on the stock price had a significant, albeit temporary, effect on the fair value computation for certain of these interim periods and the Company believes that these fluctuations distort the impact to the Company’s interim financial statements of operations and would not be meaningful to an investor.

The global economic recession and uncertainty in the market (in 2008 and early 2009) and the H1N1 pandemic scare (beginning in Q2 of 2009), in particular, had a direct impact on the Company’s stock price, neither of which had any direct correlation to the results of the Company’s operations or the financial reporting thereof for any of these periods. Under normal circumstances, there would have been less volatility in the Company’s stock price and the resulting determination of fair value for the Warrant liability would have been much less significant.

With respect to the global recession, the Company’s stock price was directly impacted by the same economic uncertainty that impacted the stock markets in 2008 and early 2009. The 2008 credit crunch had a deleterious impact on virtually all companies trading in US and international markets. The Company’s stock price moved from $2.90 a share at September 30, 2008 to under a $1.00 per share in April 2009 despite the fact that the Company’s operating results were fairly consistent during this period.

January 21, 2011
Securities and Exchange Commission

With respect to the H1N1 pandemic scare, the Company has active research programs investigating experimental vaccines against seasonal and pandemic influenza, including H1N1. Leading media outlets, including the Wall Street Journal and the New York Times, have referred to Novavax as a pioneer in recombinant vaccine development. In addition, the Company’s vaccine technology was recently mentioned in a report (President’s Council of Advisor’s on Science and Technology) to the President of the United States on reengineering enterprise vaccine production capabilities to meet the challenges of future pandemics. It should be unsurprising therefore that, when the World Health Organization (WHO) declared H1N1 a pandemic situation on June 11, 2009, there was an immediate and highly significant impact on the Company’s stock closing price whereby the stock price on the day before its quarterly earnings release rose from $1.78 in Q1 2009 to $4.95 and $4.03 for Q2 and Q3 2009, respectively (see Table 3). Even more dramatic, daily stock closing prices ranged from a low of $0.56 in Q1 2009 to a high of $6.65 in Q3 2009, or a 1,087% change.

From December 31, 2008 through September 30, 2009, the Company’s stock price increased by 252% at its highest point during that time frame, while the net loss remained relatively flat. However, with the global recession waning and as the H1N1 pandemic scare subsided in Q4 2009, the Company’s stock price declined and fluctuated between $2.00 and $2.50 per share where it has generally remained constant throughout 2010.

The fact that significant increases in the Company’s stock price correlates to the H1N1 pandemic is further demonstrated by a comparison of quarterly stock prices of other public companies developing H1N1 vaccines (Chart 1). A marked increase in stock prices can be seen from Q4 2008 through Q3 2009 followed by a drop off from Q4 2009 to relatively flat performances during 2010. The companies described in the chart are similar in nature to Novavax in that they are all clinical-stage vaccine companies working on H1N1 vaccine products.

Chart 1

January 21, 2011
Securities and Exchange Commission

Immaterial Stock Price Changes Resulting from Earnings Release

The Company looked at its stock price’s volatility compared to the change in stock closing price on the day before each earnings release against the closing price three days after such release.

Table 3

Impact of Earnings Releases on Stock Price

	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Stock price 1 day before earnings release	$2.26	$0.87	$1.78	$4.95	$4.03	$2.48	$2.35	$2.28	$2.43
Stock price 3 days after earnings release	$2.17	$0.83	$1.61	$4.85	$4.00	$2.31	$2.68	$2.17	$2.40
Change in stock price	$(0.09)	$(0.04)	$(0.17)	$(0.10)	$(0.03)	$(0.17)	$0.33	$(0.11)	$(0.03)

As reported in Table 3, for the nine fiscal quarters reported after issuance of the Warrants, the Company’s stock price was largely not impacted by its earnings releases. The Company notes a significant stock price increase after the earnings release for Q1 2010. This stock price increase coincides directly with the quarterly conference call from our CEO in which he provided an update on the positive clinical data from our H1N1 clinical trial and that we had submitted a product registration application for market approval of our vaccine candidate in Mexico.

The Company believes that major fluctuations in its stock price in 2008 and 2009 were largely the result of external events and circumstances and less by its earnings releases and reported financial statements. The Company does not therefore believe that Warrant liability treatment would have had any material effect on its historical stock price during these periods. The Company maintains that a reasonable investor would not view the Company’s adjusted accounting treatment for the Warrant liability as having significantly altered the total mix of information made available about the Company.

As discussed above, the Company intends to classify the Warrants as a liability in its Annual Report on Form 10-K as of December 31, 2010, and to reflect the cumulative change in fair value of the Warrant liability in its statement of operations for the year ended December 31, 2010. The cumulative catch-up adjustment would be an approximate $0.6 million increase in other income on an estimated loss for the year ended December 31, 2010 of approximately $40 million, or 1.5%. The Company would also update its unaudited quarterly financial information footnote and related disclosure in the Annual Report on Form 10-K as of December 31, 2010 to give effect to liability treatment for each interim period in 2010. Additionally, future filings will include liability treatment for the Warrants until they are exercised or otherwise expire.

January 21, 2011
Securities and Exchange Commission

3.	Please revise your disclosure to include the total number of warrants outstanding.

The Company undertakes to modify its disclosure in its Annual Report on Form 10-K for the year ended December 31, 2010 and in its future quarterly and annual reporting period filings to include this information.

*           *           *

At the Staff’s request, the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the 2009 10-K;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please contact me at (240) 268-2096.

Best regards,

/s/ John A. Herrmann III

John A. Herrmann III
Executive Director, Legal Affairs &
Corporate Secretary
Novavax, Inc.

cc:	Frederick W. Driscoll, VP, CFO & Treasurer
Paul M. Kinsella (Ropes & Gray LLP)